UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2020

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Financial results Year ended
30 June 2020
Escondida

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.
Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information. These forward-looking statements are based on the information available as at the date of this release and are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19. For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets. Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations; the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov. Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events. Presentation of data Unless specified otherwise: variance analysis relates to the relative performance of BHP and/or its operations during the 2020 financial year compared with the 2019 financial year; operations includes operated assets and non-operated assets; total operations refers to the combination of continuing and discontinued operations; continuing operations refers to data presented excluding the impacts of South32 from the 2014 financial year onwards, and Onshore US from the 2017 financial year onwards; copper equivalent production based on 2020 financial year average realised prices; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries are shown on a 100 per cent basis and data from equity accounted investments and other operations is presented, with the exception of net operating assets, reflecting BHP’s share; medium term refers to our five year plan. Queensland Coal comprises the BHP Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Mitsui Coal (BMC) asset, operated by BHP. Numbers presented may not add up precisely to the totals provided due to rounding. All footnote content (except in the Annexures) is contained on slide 48. Alternative performance measures We use various alternative performance measures to reflect our underlying performance. For further information please refer to alternative performance measures set out on pages 51—62 of the BHP Results for the year ended 30 June 2020. No offer of securities Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP. Reliance on third party information The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP. BHP and its subsidiaries In this presentation, the terms ‘BHP’, the ‘Company’, the ‘Group’, ‘our business’, ‘organization’, ‘Group’, ‘we’, ‘us’ and ‘our’ refer to BHP Group Limited, BHP Group Plc and, except where the context otherwise requires, their respective subsidiaries set out in note 13 ‘Related undertaking of the Group’ in section 5.2 of BHP’s Annual Report on Form 20-F. Those terms do not included non-operated assets. Notwithstanding that this presentation may include production, financial and other information from non-operated assets, non-operated assets are not included in the Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless otherwise stated. Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Financial results 18 August 2020 2

Financial results
Year ended 30 June 2020
Mike Henry Chief Executive Officer
Nickel West 3

Resilient results in extraordinary times Performance underpinned by reliable operational delivery and continuous improvement Dynamic and effective response to COVID-19 Safer, lower cost and more reliable Strong free cash flow ensuring net debt at the low end of our target range Delivering strong and consistent shareholder returns: 55 US cps final dividend, 72% payout Managing portfolio for sustainable value creation Western Australia Iron Ore Financial results 18 August 2020 4

Response to COVID-19

Great people, strong relationships and clear priorities supported continued operational performance

Operational resilience	Underpinned by financial strength, structure, culture, safety focus and social value
	Diversified portfolio with balanced commodity exposure
Stakeholders	Swift response enabled through partnership with governments, suppliers and customers
	Working closely with communities and Traditional Owners; US$50m in COVID-19 community support
Looking forward	More connected, flexible, focused and fast
	Strengthened relationships underpinning value creation for all shareholders


Queensland Coal

Note: COVID-19 community support (US$50 million) excludes US$25 million to support contracting partners whose activities at sites have been interrupted due to workforce demobilisation.

Financial results
18 August 2020

5

BHP

FY20 financial highlights
Resilient margins, strong earnings, net debt at the bottom of our target range
Earnings    Margin Free cash flow
US$22.1 bn    53% US$8.1 bn
Underlying EBITDA down 5%    Underlying EBITDA margin free cash flow
Net debt    Shareholder returns ROCE
12 bn    55 US cps 17%
US$    dividend determined,
net debt    payout ratio of 72% ROCE
Note: Net debt excludes vessel lease contracts that are priced with reference to a freight    index.
Financial results
18 August 2020    6

FY20 operational highlights

Safer, lower cost, more reliable

Safety

Safer

Zero fatalities

23% decrease in HPI[1]

11% decrease to 4.2 TRIF

Production

Records

at WAIO, Caval Ridge, Broadmeadow and Poitrel

Unit costs

Lower

by 9% across major assets[2]

Reliability

Improved

No major operational disruptions

WAIO car dumper MTBF up 28%

Minerals exploration

Advancing

Oak Dam phase 3 drilling complete;

Honeymoon Well acquisition

Major projects

On track

with minimal delays despite COVID-19

Notes: HPI – High Potential Injury frequency; TRIF – Total Recordable Injury Frequency, WAIO – Western Australia Iron Ore; MTBF = Mean Time Between Failure.

Financial results
18 August 2020

7

BHP

FY20 social value highlights

Social value integrated into all we do

Inclusion & diversity



↑ ~4,000
to 27%
18%
FY16 FY17 FY18 FY19 FY20
Female workforce participation

Local spend

12%

of total external expenditure paid directly to local suppliers

GHG emissions



FY20
15.8 Mt
CO_2-e
FY17 FY18 FY19 FY20
Scope 1 & 2 GHG emissions
(Mt of CO_2-e)

Social investment

US$**150 m**

invested largely in regional communities

Water



FY20
↓19%
from
FY17
FY17 FY18 FY19 FY20
Fresh water withdrawals (GL)

Economic contribution

US$**9.1 bn**

global tax, royalty and other government payments

Note: Work is progressing on the implementation of the climate change initiatives announced in July 2019. We are setting a 2030 science-based target for Scope 1 and 2 emissions, to set the trajectory towards our 2050 goal of net-zero operational emissions, as well as setting Scope 3 emissions goals. We are implementing the US$400 million Climate Investment Program, are updating our climate portfolio analysis, and clarifying and strengthening the link between performance against emissions targets and BHP's executive pay plans. We will announce these in our Climate Change Report to be published on 10 September 2020.

Financial results
18 August 2020
8
BHP

Financial results
Year ended 30 June 2020
Peter Beaven Chief Financial Officer
Queensland Coal

Financial performance
EBITDA margin 53% and continued earnings per share growth
Summary income statement    FY20 % change
(US$ billion)
Underlying EBITDA    22.1 ï,” 5%
Underlying EBITDA margin    53%
Underlying EBIT    15.9 ï,” 7%
Adjusted effective tax rate3    33.2%
Adjusted effective tax rate incl. royalties3    42.2%
Underlying attributable profit (total ops.)    9.1 ï,” 1%
Net exceptional items    (1.1)
Attributable profit    8.0
Underlying basic earnings per share (total ops.)    179.2 US cps ï,“ 2%
Dividend per share    120 US cps ï,” 10%
Strong earnings delivery
(US cents per share)     (Index, FY16=100)
200     200
150
100     100
50
0     0
FY16    FY17 FY18FY19FY20
Underlying basic EPS (H1)
Underlying basic EPS (H2)
Revenue
Note: Presented on a total operations basis.
Financial results
18 August 2020

Group EBITDA waterfall
Strong underlying performance across the portfolio, despite COVID-19 headwinds
Underlying EBITDA variance
(US$ billion)     External US$0.2 billionControllable US$(1.3) billion
25
23.2     1.00.623.40.10.1
22.1
(1.1)     (0.3)(0.4)(0.5)(0.6)
20
FY20 volume and cash cost variance
(US$bn)
1.20.6(0.2)
15     (0.3)
0.8
(0.4)
0.4
0.4
(0.4)
0.0
10     (0.4)
Escondida WAIOCopperNaturalWeatherOther
productivity productivity gradefield
decline decline
5
0
FY19    Price 4 ForeignInflationIFRS 16Sub-totalVolumesControllable 5Fuel &Non-cashOtherFY20 exchange leasescash costsenergy(inc. deferred (inc. P&L
stripping) from EAI)
Note: EAI – equity accounted investment.
Financial results
18 August 2020

Segment performance

Strong underlying performance, offset planned maintenance, natural field decline and grade decline

	Iron Ore[7]	Copper	Metallurgical Coal	Petroleum[9]
	300 Mtpa run rate, a quarterly record	*Record throughput at Escondida*	*Record volumes Broadmeadow, Caval Ridge and Poitrel*	*Resilient portfolio with valuable growth options*
% of Group EBITDA[6]	64%	19%	9%	10%
EBITDA:	US$14.6 bn	US$4.3 bn	US$1.9 bn	US$2.2 bn
EBITDA margin:	70%	45%	36%	55%
ROCE:	56%	7%	12%	6%

Unit cost:

Cost[10]
Cost at FX guidance[10]
Guidance[10]

WAIO
(US$/t)



15
10
5
0
14.16
12.63
13–14
<13
FY19
FY20
FY21e
MT

FY20 C1 costs US$11.82/t (ex. 3rd party royalties)[8]

Escondida
(US$/lb)



1.20
0.80
0.40
0.00
1.14
1.01
1.00–1.25
<1.10
FY19
FY20
FY21e
MT

Queensland Coal
(US$/t)



90
70
50
30
69.44
67.59
69–75
58–66
FY19
FY20
FY21e
MT

Petroleum
(US$/boe)



15
10
5
0
10.54
9.74
11-12
<13
FY19
FY20
FY21e
MT

Performance drivers:

Iron Ore:
- FY20 strong inflow performance despite two tropical cyclones
- Uplift in car dumper reliability enabled by improved maintenance strategies
- FY21 unit cost reflects higher FX and longer Yandi haul times

Copper:
- FY20 record concentrator throughput, strong cost management, higher deferred stripping, lower by-product credits and lower grade
- FY21 unit cost reflects reduced workforce and lower grade offset by lower stripping costs

Metallurgical Coal:
- FY20 significant wet weather impacts, higher stripping costs, and wash plant and port shut down maintenance
- FY21 unit cost reflects higher strip ratios, increased contractor stripping costs and tailings and risk spend, partly offset by higher volumes and improved productivity

Petroleum:
- FY20 lower price-linked costs, cost efficiencies and lower maintenance activities
- FY21 unit cost reflects impact of lower volumes and forecast lower price-linked costs

Financial results
18 August 2020

12

BHP

Cash generation
Attractive free cash flow while continuing to invest through the cycle
Net operating cash flow
(US$ billion)    (Index, FY10=100)
35    200
30
25
20
100
15
10
5
0    0
FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20
Operating cash flow (H1)    Operating cash flow (H2)
Onshore US proceeds    Revenue (RHS)
Free cash flow
(US$ billion)    (Index, FY10=100)
25
20    200 200
15
10    100
5
0    0
200
(5)
(10)    (100)
FY10 FY11 FY12 FY13 FY14 FY15 FY16 FY17 FY18 FY19 FY20
Free cash flow (H1)    Free cash flow (H2)
Onshore US proceeds    Revenue (RHS)
Note: Presented on a total operations basis.
Financial results
18 August 2020

Capital allocation

Investing in value growth; disciplined adherence to our Capital Allocation Framework

FY20

Operating productivity	Capital productivity

Net operating cash flow — US$15.7 bn

Maintenance capital	US$1.9 bn
Strong balance sheet	✓
Minimum 50% payout ratio dividend[12]	US$5.0 bn

Excess cash — US$7.7 bn → *Includes net cash outflow of US$1.1 bn*

Balance sheet	Additional dividends[11]	Buy-backs	Organic development	Acquisitions/ (Divestments)
US$0.1 bn	US$1.9 bn	US$0.0 bn	US$5.7 bn	US$0.0 bn
	H2 FY19 and H1 FY20		• US$3.2 bn improvement • US$0.4 bn latent capacity • US$1.4 bn major projects • US$0.7 bn exploration	

Note: Excess cash includes total net cash outflow of US$1.1 billion (FY19: US$1.3 billion) which comprises dividends paid to non-controlling interests of US$1.0 billion[12] (FY19: US$1.2 billion); net investment and funding of equity accounted investments of US$0.6 billion (FY19: US$0.6 billion) and an adjustment for exploration expenses of US$(0.5) billion (FY19: US$(0.5) billion) which is classified as organic development in accordance with the Capital Allocation Framework.

Financial results
18 August 2020
14
BHP

Maximise value and returns
Net debt US$12.0 billion at lower end of the range; since 2016 ~US$35 billion reinvested; ~US$36 billion returned to shareholders13
Net debt at low end of target range
(Net debt, US$ billion)
30
20
Target range
US$12-17 bn
10
0
FY16    FY17 FY18FY19 14FY20
Actuals    Net debt target IFRS 16 impact
Disciplined investment
(Capital and exploration expenditure, US$ billion)
9
6
3
0
FY16    FY17 FY18FY19FY20 FY21e
Actuals    Guidance
Returns to shareholders
(Dividends determined and share buy-backs, US$ billion)
18
~US$17 bn
Onshore US
proceeds
6
3
0
FY16    FY17 FY18FY19FY20
Minimum dividend    Additional amount
Note: Net debt target range after IFRS 16 Leases adjustments. Capital and exploration expenditure presented on a total operations basis.
Financial results
18 August 2020 15

Return on Capital Employed
FY20 ROCE 17%; strong underlying performance despite challenging operating and market conditions
ROCE by asset
(%)
50     Excludes investment in
major projects in execution
20
15    WAIO16 Antamina16
10
Escondida Queensland
5     CoalExploration15
Petroleum
ex-Exploration NSWEC15
Olympic DamPotash
0
Pampa
Norte
(5)     Cerrejón15,16
0    10 2030405060
Average capital employed
(US$ billion)
External    Supportive COVID-19COVID-19 Excess global supply
factors17    iron ore price disruptions todemandand COVID-19 demand
operations impactsimpacts
Returns
(ROCE excluding Onshore US, %)
20
15
10
5
0
FY16    FY17 FY18FY19FY20
Actual    FY17 average realised prices
Note: ROCE represents profit after tax excluding exceptional items and net finance costs (after tax) divided by average capital employed. Average capital employed is net assets less net debt for the last two reporting periods.
Financial results
18 August 2020 16

Financial results
Year ended 30 June 2020
Mike Henry Chief Executive Officer
Mt Whaleback

External    environment
Near-term uncertainty continues, attractive medium-term fundamentals, with long-term strategic themes intact and accelerating
Short term    Medium term Long term
Growth in
Society    Demand UnevenPolicyElectrification
population,
in flux    volatility recoveryuncertaintyof transport
wealth
Price    Opportunity SustainableClimateDecarbonisation Biosphere
uncertainty    and risk productivityactionof powerstewardship
Note: Further information on BHP’s economic and commodity outlook can be found at www.bhp.com/prospects.
Financial results
18 August 2020     18

Growing value in a dynamic world
Building on our strong foundations to prosper in uncertain times and create value in the longer term
Consistent strategy to own and operate the best assets in the best commodities
Strategy to be underpinned by reliable, safe delivery of leading operational performance
Rich set of options to grow value and deliver high returns over the next 5 – 10 years
Active portfolio management to support value growth across multiple time horizons
Focus on increasing exposure to future facing commodities
Future Safe fit
Value and returns
High performing Lean
Financial results
18 August 2020

Approach to portfolio
Strategic scenarios inform management of portfolio for value and returns over time
Value
Decarbonisation of stationary power
• Early retirement of non-renewable resources
• Standalone renewable cost competitiveness
• Grid flexibility solutions become economic
Response to Climate Change
• Effects of global responses to climate change
• Rapid roll out of renewable energy and electrification
• Decarbonisation of industry, including via carbon offsets
Electrification of transport Biosphere
• Policy support (e.g. pro-EV & anti-ICE) • Globally coordinated regulatory intervention
• Cost competitiveness of EVs to resolve land and water competition
• Food security threatened18
• Infrastructure charging speed and Steep disincentive 19 availability • pricing
Licence to operate Circular economy
• Decline in trust between governments, • Policy changes (i.e. imported waste bans) citizens and corporations • Emergence of cost competitive substitutes
• Fluid policy environment at the global, for single-use plastics national, regional and sectoral levels • Breakthrough in household recycling
• Consumers reject unsustainable options
Time
Note: Represents possible impact on our portfolio if no action is taken to mitigate against risks or seize opportunities. Themes are not mutually exclusive or exhaustive, outcomes from one theme could impact our view on severity, timeframes, or strategic considerations for other themes.
Financial results
18 August 2020 20

Enhancing portfolio to unlock value and growth
Demonstrated track record and well positioned to maximise long-term value and deliver high returns
Metallurgical Coal: premium franchise Iron ore: competing on cost and quality Petroleum: oil high margin with optionality
• World’s leading metallurgical coal assets • BHP is the lowest cost producer with • High-quality portfolio: valuable growth
• Value growth: focus on quality, productivity high margins options and capital disciplined volume creep • No new hub required for at least a • Invest in opportunities that are resilient to
• Simplify portfolio to focus on higher quality decade, with >100 years of optionality long-term uncertainty steel-making products • South Flank enhances fines grade and • Continued portfolio optimisation and some
• Divest: BMC, NSWEC and Cerrejón lump share capital recycling
– large-scale assets with robust margins • Focus on productivity and creep to 290 – targeted divestments (e.g. Bass Strait) that support good cash flow generation Mt and options for growth only if market – partnerships and farm-downs conditions warrant – potential counter-cyclical acquisitions
Financial results
18 August 2020 21

Enhancing portfolio to unlock value and growth
Demonstrated track record and well positioned to maximise long-term value and deliver high returns
Copper: multiple attractions Nickel: battery revolution underway Potash: feeding the world
• Large resource base with high-quality • Transitioning to new Nickel West mines • Highly attractive resource base deposits • Focus on higher margin products • Shaft lining progressing
• Securing more resources through • Securing more resources: • Expected to be presented to the Board exploration and early stage entry options – exploration, acquisition of Honeymoon Well for FID in mid-CY21
• Technical innovation to unlock value and early stage options
• Development options provide further growth – technical innovation to unlock value
Financial results
18 August 2020 22

Strengthening safety, performance and portfolio
Five levers to enable BHP to become the best operator and reliably deliver leading financial returns and social value
• Right workforce; inclusive and diverse Bedrock of
• Strengthening leadership; increasing time in field
Culture
• Pace and urgency
• Enhancing technical excellence Depth in
• Operations Services & BHP Operating System deployments
Capability
• Streamlined accountabilities
• Market responsive approach to protect and grow value Disciplined and dynam
• COVID-19 impact on projects mitigated
Capital allocatio
• Counter-cyclical investing
Technology • Restructured, refocused and streamlined enabled operational • Further autonomous haulage deployments excellence and growt • Digital and data strategy defined • Operations Committee
Asset centric
• Consolidated technical teams to support assets performance focus
• Lessons learnt through COVID-19
Financial results
18 August 2020 23

Team aligned to strategy
Experienced team to lead culture, performance and growth
Chief People President Chief Executive Chief Financial Chief Commercial Officer Petroleum Officer Officer Officer
Athalie Williams Geraldine Slattery Mike Henry David Lamont Vandita Pant
Chief External President Chief Technical President Chief Development Affairs Officer Minerals Australia Officer Minerals Americas Officer
Caroline Cox Edgar Basto Laura Tyler Ragnar Udd Johan van Jaarsveld
Operations Committee
Financial Results
18 August 2020 24

Investment proposition

We have the people, assets, options, and discipline to sustainably grow long-term shareholder value and returns

Maximise cash flow	Capital discipline	Value and returns
Low-cost producer efficiency, technology, culture	**Net debt** targeting lower end of US$12-17 bn range	**20% FY20 ROCE** at spot prices
Volume growth performance, project delivery	**~US$7 bn capex** in FY21 and ~US$8.5 bn in FY22	**Portfolio** creating and securing options
Positive long-term outlook with nearer-term COVID-19 uncertainty for our commodities	**Organic opportunities** rich option set across commodities and time periods assessed on risk and return metrics	**Shareholder returns** US$6.1 bn dividends determined in FY20

Note: FY20 ROCE is based on spot prices as at 3 August 2020.

Financial results
18 August 2020

25

BHP

BHP

BHP
Appendix

Social Value scorecard
We transparently track our performance on our social value commitments and we are making good progress
Category    Key indicators1 FY19H1 FY20H2 FY20FY20 Target
Fatalities 1000Zero work-related fatalities
High Potential Injury (HPI) frequency Year-on-year improvement of our HPI
Safety & Health    (per million hours worked) 0.310.320.140.24frequency
Total Recordable Injury Frequency (TRIF) 4.74.63.74.2Year-on-year improvement in TRIF
(per million hours worked)
Operational greenhouse gas (GHG) emissions Maintain FY22 operational GHG emissions
15.327.97.915.8
(Mt CO2 -e) at or below FY17 levels3
Environment
Reduce FY22 fresh water withdrawal
Fresh water withdrawals (GL) 155.675.052.0127.0by 15 per cent from FY17 levels4
No less than one per cent of pre-tax profit
Social investment (US$m) 93.529.8119.8149.6(three-year rolling average)
Community
Local procurement spend (US$m) 1,9039499721,922Support the growth of local businesses in the regions where we operate
Female workforce participation (%) 24.524.826.526.5Aspirational goal for gender balance by CY25
Inclusion & Diversity    Australia Indigenous workforce participation (%) 5.65.86.56.5Aim to achieve 5.75 per cent by the end of
FY205
Chile Indigenous workforce participation (%) 5.96.36.66.6Increase representation from prior year5
1.    FY19 presented on a total operations basis, except for operational GHG emissions, fresh water withdrawals and local procurement spend.
2.    Operational GHG emissions have been revised subsequent to the FY19 annual report following an HSE data audit, resulting in an improvement to emissions reporting methodology for our operations in Chile; previously reported as 14.2 Mt CO2-e.
3.    In FY17, our operational GHG emissions were 14.6 Mt CO2-e (excluding Onshore US). Greenhouse gas emissions are subject to final sustainability assurance review.
4.    In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US).
5.    Work is underway to establish medium term targets for Indigenous workforce participation in Australia and Chile.
Financial results
18 August 2020     28

Asset performance and plans

Low cost operations, commercial agility, growth options

Petroleum

Flexible options within current portfolio to suit market conditions

- Resilient even in a low price environment
  - testing confirms no asset impairments even at US$55/bbl
- Value based deferrals in FY21: several brownfield projects, Scarborough FID delayed to FY22, optimisation work ongoing and lower exploration spend
- Trion feasibility study phase on track as planned



Capex
(US$ billion)
Production
(MMboe)
3
2
1
0
115
105
95
85
FY20
FY21e
FY22e
MT
MT average ~104 MMboe
~100 MMboe in FY25
Development
Exploration
Maintenance
Deferred capital
Production trend
Prior production trend
Range
Medium term production
Medium term prior production

Note: FID – Final Investment Decision; Shenzi SSMPP – Shenzi Sub-Sea Multi-Phase Pumping; GoM – Gulf of Mexico.

Medium term Petroleum projects

Attractive opportunities with execution flexibility

- Competitive pipeline of brownfield and greenfield options
- Continue to progress exploration and appraisal discoveries
  - Trinidad and Tobago discovery appraisal and development studies
  - secured and expanded positions in central and western GoM
  - progressed and de-risked Wildling opportunity in GoM
- Enhancing portfolio through counter-cyclical investments, strategic partnership farm-downs and targeted divestments



CY2020
2021
2022
2023
2024
2025
2026
2027
2028
Sanctioned
Barracouta West
Atlantis Ph3
Mad Dog Ph2
Ruby
Shenzi SSMPP
Unsanctioned
Scarborough
Mad Dog – Water Injection
Wildling Phase 1
Trion
T&T North
Exploration
Western GoM
Eastern Canada
Central GOM
FID range
Prior FID range
First production range
Explore
Appraise

Financial results
18 August 2020

29

BHP

Asset performance and plans

Escondida throughput record; Spence Growth Option progressing on budget

Escondida	Pampa Norte
New concentrator throughput record of 371 ktpd • Strong cost management • Lower volumes in FY21 and likely in FY22 as reduced workforce will restrict material movement – average annual 1.2 Mt medium term guidance maintained **Sustainability advantage** • Ceased water drawdown from aquifers, 10 years ahead of target; water consumption efficiency at concentrators increased by almost five per cent • New more cost efficient renewables power contracts to start in FY22	**Consistent performance** • Spence: strong leaching result, partially offsetting grade decline • BOS to be fully embedded during FY21 to further improve operating performance and to offset grade decline of 7% at Pampa Norte **Spence Growth Option on budget** • First copper: December 2020 to March 2021; ramping up over 12 months • Will support ~300 ktpa at Spence for first four years, including current leaching operations • Exploring options to unlock latent capacity at leaching operations

Mine development strategy to support access to higher grade



(Copper production, kt) (Concentrator head grade, expit mine movement, FY14=100)
1,600
800
0
160
80
0
FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21e FY22e MT
Production
Concentrator head grade
Expit mine movement

Spence volumes expected to increase to ~300 ktpa with SGO



(Copper production, kt)
(Average grade, expit mine movement, FY14=100)
400
200
0
160
80
0
FY14 FY15 FY16 FY17 FY18 FY19 FY20 FY21e MT
Production
Average copper grade
Expit mine movement

Note: BOS – BHP Operating System; SGO – Spence Growth Option.

Financial results
18 August 2020
30
BHP

Asset performance and plans

Olympic Dam and Nickel West sustainably increasing production and returns

Olympic Dam

Focused on operational stability

- Multi-year asset integrity program progressing well and tracking to plan
- Reliability to drive runtime and cost reductions across the value chain

Safe and reliable performance in the medium term

- Draw down of surplus stockpiles in FY21 following strong mine development
- Completed 400 km of underground drilling to inform resource optionality plans
- Scheduled major smelter maintenance (SCM21) in H1 FY22 will lift smelter bottleneck in latter part of five year plan

Strong Mine Performance will underpin increased production

(CuEq* production, Kt) (Development, '0000 m; Run of Mine Stock, Mt)



350
300
250
200
150
100
50
0
6
5
4
3
2
1
0
Smelter maintenance
Target Operating Window
FY17
FY18
FY19
FY20
FY21e
FY22e
FY23e
FY24e
Run of Mine (RHS)
UG Development (RHS)
CuEq production (LHS)

* CuEq at 30 June 2020 Spot Prices for Au, Ag and U.

Nickel West

Building strong foundations

- Estimate of Ore Reserves increased by over 90% since FY17
- Major planned maintenance and transition to Venus and Yakabindie mines complete
- Undercut at B11, BHP's first block cave development, will be completed in Q1 FY21

Future options

- Honeymoon Well acquisition in progress
- Commence ~5,000 m of exploration drilling at Seahorse in FY21

Significant increase in nickel Ore Reserves

(contained nickel, kt)



2,000
1,000
0
↑ ~90% to
1,740ktNi
FY11
FY12
FY13
FY14
FY15
FY16
FY17
FY18
FY19
FY20
Proven
Probable

Note: Refer to disclaimer on slide 2 and detailed tables for Nickel West Ore Reserves in the Appendix slides 45 to 46.

Financial results
18 August 2020
31
BHP

Asset performance and plans

Value growth through continuous improvement; South Flank on track for first production in mid-CY21

WAIO

Reliable delivery of record production and lower costs

- Record annualised run rate >300 Mtpa Q4 FY20
- Uplift in car dumper reliability enabled by BOS, improved maintenance strategies and mine performance
- Autonomous truck roll-out underway at Newman East
- Continuous improvement in supply chain reliability to enable 290 Mtpa

South Flank progressing on track (76% complete)

- First production expected mid-CY21

Queensland Coal

Strong operating performance

- Record volumes at Broadmeadow, Caval Ridge and Poitrel
- Focus on improving truck and shovel productivity over the medium term to enable continuous wash plant feed
- Autonomous truck roll-out underway at Goonyella Riverside and Daunia
- Market-responsive approach to growth

Unit costs below $13/t in medium term, with South Flank online


(Unit costs, US$/t)
(Iron ore production, Mtpa)
Q4 run rate (RHS)
20
15
10
300
250
200
FY15
FY16
FY17
FY18
FY19
FY20
FY21e
Medium term
Unit costs
Production

Strip ratio headwinds to unwind to 2025


(Unit Costs, US$/t)
(Prime to product strip ratio)
90
60
30
14
7
0
FY14
FY15
FY16
FY17
FY18
FY19
FY20
FY21e
Medium term
Unit costs
Strip ratio

Notes: BOS – BHP Operating System ; FY21 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.70

Financial results
18 August 2020
32
BHP

Samarco and Renova Foundation

Resettlement remains a priority social program but progress slowed by COVID-19

Communities

Compensation

- BRL$2.5 billion indemnification and financial aid paid to June 2020
- More than 10,000 general damages claims resolved

Local support initiatives

- BRL$600 million in new funding for local health and infrastructure around Doce River basin, to help diversify economy, create access to local tourist hubs
- Fund to fight COVID-19 of BRL$275 million in the communities affected by the Samarco dam failure
- Creation of > 6,500 jobs and prioritisation of local workforce

Resettlement

- Bento Rodrigues and Paracatu: construction of key public buildings and houses is progressing; Gesteira: urban plan being discussed with community



Samarco restart

- Received LOC (Corrective Operating Licence) in October 2019 - key licence required to progress to restart with one concentrator
- Works for construction of filtration plant slowed by COVID-19
- Plan to restart after filtration plant completion, provided all safety requirements are met and final Samarco shareholders' approval is received
- Decommissioning plan for the two upstream dams in the Germano complex ongoing; works started in April 2020

Financial results
18 August 2020

33

BHP

Exceptional items

Attributable profit of US$8.0 billion includes an exceptional loss of US$1.1 billion

Year ended 30 June 2020[1]	Gross US$M	Tax US$M	Net US$M
Exceptional items by category			
Samarco dam failure	(176)	–	(176)
Cancellation of power contracts[2]	(778)	271	(507)
COVID-19 related costs[3]	(183)	53	(130)
Cerro Colorado impairment[4]	(409)	(83)	(492)
Total	**(1,546)**	**241**	**(1,305)**
Attributable to non-controlling interests	(291)	90	(201)
Attributable to BHP shareholders	(1,255)	151	(1,104)

Year ended 30 June 2020	US$M
Other income	489
Expenses excluding net finance costs:	
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(64)
Loss from equity accounted investments, related impairments and expenses:	
Samarco impairment expense	(95)
Samarco Germano dam decommissioning	46
Samarco dam failure provision	(459)
Net finance costs	(93)
Total	**(176)**

Notes:
1. Additional commentary is included within Results for the year ended 30 June 2020, Financial information, note 2.
2. Cancellation of power contracts reflects an onerous contract provision in relation to the cancellation of power contracts at the Group's Escondida and Spence operations, as part of the shift towards 100 per cent renewable energy supply contracts.
3. COVID-19 related costs include additional costs incurred at our operated assets such as temporary relocation costs, screening and hygiene. Costs related to the impact from COVID-19 are reported as an exceptional item and are not included in unit costs for the 2020 financial year. At our major assets these additional costs were: US$0.37 per tonne at Queensland Coal, US$0.30 per tonne at WAIO and US$0.01 per pound at Escondida. The impact on Petroleum unit costs was immaterial.
4. The impairment charge in relation to Cerro Colorado reflects the decision taken by the Group to reduce Cerro Colorado's throughput for the remaining period of its current environmental licence, which expires at the end of the 2023 calendar year.

Financial results
18 August 2020
34
BHP

Working capital and balance sheet
Net debt of US$12.0 billion and gearing of 18.7%
Movements in working capital
(US$ billion)
2.0     Includes employee provision
0.6movements, timing of operational
payments and embedded
1.0    0.8 derivative movements
(0.7)(0.2)(0.1)
0.0
Split broadly between increasing(0.4)
operational stability and
(1.0)     maintenance strategies
Chile    Closed sites InventoryWAIOPriceOther
power    rehabilitation buildroyaltyrelated
contracts     impacts
Movements in net debt
(US$ billion)
15
1.8(8.1)1.01.012.0
10    9.2 0.29.46.9
5
0
FY19    Derivatives FY19IFRS 16Free cashDividendsDividends OtherFY20 restated initialflowpaidpaid movements 2
recognition to NCI 1
Debt maturity profile3
(US$ billion)
8
6
4
2
0
FY21 FY22    FY23 FY24 FY25FY26 FY27FY28FY29 FY30Post
FY30
US$    Euro SterlingC$
Bonds4    Bonds4 Bonds4 BondsSubsidiaries
40%    32% 14%3%11%
% of portfolio     Capital markets 89%Asset financing 11%
Notes:
1. NCIs: dividends paid to non-controlling interests of US$1.0 billion predominantly relate to Escondida.
2. Other: Non-cash fair value movement relates to foreign exchange variance due to the revaluation of local currency denominated cash and debt to USD, movements in interest rates and impact of new and renewed leases in FY20
3. Debt maturity profile: all debt balances are represented in notional USD values and based on financial years; as at 30 June 2020; subsidiary debt is presented in accordance with IFRS 10 and IFRS 11.
4. Debt maturity profile: includes hybrid bonds (28% of portfolio: 14% in USD, 10% in Euro, 4% in Sterling) with maturity shown at first call date.
Financial results
18 August 2020 35

Net debt: definition and IFRS 16

Operating lease commitments brought onto balance sheet from 1 July 2019

Net debt definition

- **Net debt target range US$12-17 bn**
  - changes in net debt definition to include debt-related derivatives of ~US$0.2 bn on 1 July 2019 (unrelated to IFRS 16)
  - reviewed definition and, from 1 January 2020, excluded vessel lease contracts (arising from IFRS 16) that are priced with reference to a freight index to reduce net debt volatility for decision making in relation to the Capital Allocation Framework (31 December 2019 restated for comparative purposes)

IFRS16

- Removes distinction between operating and finance leases; introduces new identification criteria
- Results in operating leases being recognised on balance sheet; no change to treatment of existing finance leases
- No change to underlying cash flows
- Short term, variable payment and low-value leases will remain off-balance sheet and continue to be recorded as operating expenses

Key impacts of IFRS 16 on Net Debt[1]

No material impact on NPAT; calculation of minimum dividend unaffected

- **Lease liability FY20 – US$1.6 bn increase**
  - initial recognition of ~US$1.8 bn on 1 July 2019
  - additional new leases commencing in FY20 ~US$0.4 bn increase
  - lease payments ~US$0.5 bn decrease

- **Lease Liability FY21**
  - additional new leases commencing in FY21 and renewals of existing lease arrangements (~US$1.3 bn increase, including the SGO desalination plant lease of ~US$0.6 bn)
  - lease payments ~US$0.6 bn decrease

Note:
1. Excludes existing finance leases and index-priced vessel leases (including Continuous Voyage Charter contracts that reference the volatile C5 Dry Baltic freight index and are remeasured at each period end).

Financial results
18 August 2020
36
BHP

IFRS 16 Leases: FY20 impacts

Accounting change only; no impact to net cash flows

Balance sheet[1]	Income statement	Cash flow statement	Disclosures	Financial metrics
Right of use assets (PP&E) US$2.8 bn[1] ↑	**Operating costs** US$0.6 bn ↓	**Operating cash outflow** US$0.6 bn ↓	**Operating lease commitments (IAS 17)** ~US$1.9 bn ↓	**Net debt** US$1.6 bn ↑
Lease liabilities (Interest bearing liabilities) US$2.8 bn[2] ↑	**EBITDA** US$0.6 bn ↑	**Investing cash flow** no impact	**Short term, variable, low value leases**	**Gearing** 2%[3] ↑
	Depreciation US$0.6 bn ↑	**Financing cash outflow** US$0.6 bn ↑		**EBITDA margin** 2% ↑
	Interest US$0.04 bn ↑	**No impact on net cash flows**		**Unit cash costs** 2-4% ↓ (no change to guidance)
	No material impact on income statement			**ROCE** negligible impact ↓

Notes:
1. As at 30 June 2020. Excludes decrease for change in classification of onerous lease provisions on implementation of IFRS 16 and reclassification to receivable of sub-leased assets.
2. Includes index-priced vessel liabilities of ~US$1.2 bn.
3. Gearing at 30 June 2020 adjusted to exclude IFRS 16 is 16.6 %.

Financial results
18 August 2020

37

BHP

IFRS 16 Leases: FY20 impacts

Accounting changes only, no impact to net cash flows

	Balance sheet	Income statement		Unit cost
	Lease liabilities	Depreciation[1]	EBITDA[1]	
Group	US$2.8 bn ↑	US$0.6 bn ↑	US$0.6 bn ↑	No change to unit cost guidance
WAIO[2]	US$0.12 bn ↑	US$0.05 bn ↑	US$0.08 bn ↑	3% ↓
Queensland Coal[2]	US$0.15 bn ↑	US$0.12 bn ↑	US$0.12 bn ↑	4% ↓
Escondida[2]	US$0.06 bn ↑	US$0.01 bn ↑	US$0.03 bn ↑	2% ↓
Petroleum[2]	US$0.41 bn ↑	US$0.03 bn ↑	US$0.02 bn ↑	2% ↓
Other	US$0.32 bn ↑	US$0.08 bn ↑	US$0.07 bn ↑	
Marketing/G&U[3]	US$1.78 bn ↑	US$0.33 bn ↑	US$0.29 bn ↑	

Notes:
1. Difference between depreciation impact and EBITDA reflects interest impact and differences between profile of depreciation and lease payments.
2. Impact primarily relates to other leases (including mining and other equipment, rigs and accommodation). There is no change to the treatment of intercompany freight expenses that are allocated from G&U.
3. Impact primarily relates to freight contracts and office buildings. Freight costs are no longer included in underlying EBITDA for G&U, as operating leases are now recognised on the balance sheet with associated depreciation and interest charges expensed over the term of the lease. There is no change to how the expense is allocated to and recorded within assets.

Financial results
18 August 2020
38
BHP

Projects in feasibility

	Jansen Stage 1	Scarborough
	Saskatchewan, Canada	Australia
	Shaft equipping, mine development, processing facility, site infrastructure and outbound logistics	13 subsea wells tied back to a semisubmersible FPU[2]; dry gas pipeline ~435 km in length transports dry gas from the FPU to the onshore LNG plant at Pluto
Operator	BHP	Woodside (73.5%)
BHP ownership	100%	26.5%
Capex (US$m)	5,300 – 5,700 Sustaining capital ~US$15/t (real) long term average; +/- 20% in any given year	1,400 – 1,900 (BHP share)
Phase / timing	Feasibility study phase Final investment decision expected mid-CY21	Feasibility study phase Final investment decision expected H2 CY21
First production / Project delivery	~5 years construction timeframe ~2 years from first production to ramp up	FY25 onwards
Volumes	4.3 – 4.5 Mtpa (Potassium chloride, KCL)	6.5 Mtpa (100% basis, LNG); and 160 MMscf/d (100% basis at peak, domestic gas)
Other considerations	6% royalty Federal and Provincial Corporate income tax and Potash Production Tax[1] Jansen Stage 1 expected mine life of 100 years	Non-binding Heads of Agreement signed in November 2019, which, amongst other terms, includes agreement on a competitive tariff for gas processing through the Pluto LNG facility.

1. Tax consideration for Jansen Stage 1 project includes Royalties, Federal and Provincial Corporate Income taxes, and Potash Production Tax (PPT). Withholding tax on dividend payments under the current corporate structure is 5%.
2. FPU: Floating production unit.

Financial results
18 August 2020
39
BHP

Technology
Streamlined, more effective and nimble function leading charge to solve asset challenges
Effectiveness    Remote operating Testing grounds
Restructured    Integration Innovation
Reorientated to apply technology more    CIO live in Santiago in July 2019; Best of technologies to improve
effectively – more quickly and at scale.    follows centres in coal and iron ore performance and safety trialled at BHP
30% reduction in overhead costs and     Innovation Centre in Newman, rolled
35% reduction in workforce     out at scale
Partnerships    Machine learning Automation
Collaboration    Asset centric 4 sites
Shift to strategic partnerships to access    Digital centres focused on advanced 3 more approved across iron ore, coal for
cross-industry expertise, with focus on    analytics, decision automation being conversion to autonomous haulage since
technology, manufacturing, mining    rolled out. First launched in coal, 3 more late 2019. Drills being converted, trucks
services and start-ups    planned for major assets by end CY21 under study at Escondida and Spence
Note: CIO—Copper Integrated Operations.
Financial results
18 August 2020    40

Improving through standardisation and ways of working

Empowering our people to continuously improve through standardised systems, processes and ways of working

Maintenance and Engineering Centre of Excellence (MECoE)

Combines advanced planning capability, defect elimination and value analytics to deliver exceptional performance

MECoE partnered with Iron Ore Port and Rail teams to optimise supply chain performance

- Enabled 300 Mtpa inflow run-rate in Q4 through availability uplift and improved process cycle time (+10%)
- 5% increase in maintenance plan adherence, removing rework and improving stability
- 35% improvement in shutdown duration compliance over past two years
- Unlocked Port capacity by utilising more reliable and higher performing product pathways, identified through advanced analytic techniques

Advanced maintenance practices lifting iron ore throughput

(Mtpa run rate) (Availability uplift, index Q1 FY19=100)



320
295
270
245
220
115
110
105
100
95
Q1 FY19
Q2 FY19
Q3 FY19
Q4 FY19
Q1 FY20
Q2 FY20
Q3 FY20
Q4 FY20
Inflow run-rate
Car dumper availability

Operations Services (OS)

Established in 2018 with a focus on culture and sustainability improvements

- Diverse hiring focus with 34% female representation, up 8% in FY20
- OS specific training increased hazard identification by up to 25%

Enabler for operational excellence through focus on skills uplift

- 13% reduction in average unscheduled equipment downtime
- 5% reduction in key production equipment delays and variability in delays 3%
- 7% increase in truck utilisation compared to non-OS operations
- Lower cost through local hiring and productivity improvements

Improved labour productivity at operations with OS deployed

(Indexed non-OS baseline, $/equivalent movement[1])



↓ 22%
↓ 16%
↓ 12%
↓ 17%
Coal: Maintenance
Iron Ore: Maintenance
Coal: Production
Iron Ore: Production
Baseline
OS

Note: Equivalent movement represents material moved (i.e. tonnes of iron ore or BCM of coal).
Maintenance improvement achieved through an uplift in equipment availability to deliver higher volumes.

Financial results
18 August 2020
41
BHP

BHP guidance

Group	FY21e	FY22e	
Capital and exploration expenditure (US$bn)	~7	~8.5	Cash basis.
Including:			
Maintenance	2.1		Includes non-discretionary capital expenditure to maintain asset integrity, reduce risks and meet compliance requirements. Also includes capitalised deferred development and production stripping (FY21e: US$0.8 billion). Includes US$0.1 billion for petroleum.
Improvement	2.5		Includes Petroleum infill drilling and South Flank.
Latent capacity	0.2		Includes WAIO to 290 Mtpa and West Barracouta.
Major growth	1.5		Includes Spence Growth Option, Mad Dog Phase 2, Jansen, Ruby and Atlantis Phase 3.
Exploration	0.7		Includes US$0.45 billion Petroleum and ~US$60 million Copper exploration programs planned for FY21.

Petroleum	FY21e	Medium term	
Petroleum production (MMboe)	95-102	~104	Decline of ~1.5% p.a. over medium term includes projects yet to be sanctioned. ~104 MMboe represents average over medium term. ~100 MMboe is expected in FY25
Capital expenditure (US$bn)	1.2		See project table below
Exploration expenditure (US$m)	~450		Focused on Trinidad & Tobago and the US Gulf of Mexico.
Unit cost (US$/boe)	11 – 12	<13	Costs to increase in medium term as a result of natural field decline. Excludes inventory movements, embedded derivatives movements, freight, third party product purchases and exploration expense. Based on exchange rate of AUD/USD 0.70.

	Sanctioned	Capex (BHP share)	First production	Production (100% basis at peak)
Mad Dog Phase 2	February 2017	US$2.2 bn	CY22	140,000 boe/d
West Barracouta	December 2018	~US$140 m	CY21	104 MMscf/d
Atlantis Phase 3	February 2019	~US$700 m	CY20	38,000 boe/d
Ruby	August 2019	~US$340 m (~US$280 m excl. pre-commitment)	CY21	16,000 bopd (oil) and 80 MMscf/d (gas)

Financial results
18 August 2020

42

BHP

BHP guidance (continued)

Copper	FY21e	Medium term	
Copper production (kt)	1,480 – 1,645		Escondida: 940 – 1,030 kt; Olympic Dam: 180 – 205 kt; Pampa Norte 240 – 270 kt; Antamina: 120 – 140 kt (zinc 140 – 160 kt).
Capital and exploration expenditure (US$bn)	2.3		Includes ~US$60 million exploration expenditure.

	Sanctioned	Capex (BHP share)	First production	Production (100% basis)
Spence Growth Option	August 2017	US$2.46 bn	December 2020 –March 2021	~185 ktpa of incremental copper (over first 10 years)

Escondida			
Copper production (kt, 100% basis)	940 – 1,030	~1,200	~1,200 kt represents average per annum over medium term.
Unit cash costs (US$/lb)	1 – 1.25	<1.10	Excludes freight; net of by-product credits; based on an exchange rate of USD/CLP 769.

Iron Ore	FY21e	Medium term	
Iron ore production (Mt)	244 – 253		Excludes production from Samarco. Major maintenance campaign on car dumper 3 planned for September 2020 quarter.
Capital and exploration expenditure (US$bn)	1.6		

	Sanctioned	Capex (BHP share)	First production	Production (100% basis)
South Flank	June 2018	US$3.1 bn	Mid-CY21	80 Mtpa sustaining mine

Western Australia Iron Ore			
Iron ore production (Mt, 100% basis)	276 – 286	290	
Unit cash costs (US$/t)	13 – 14	<13	Excludes freight and government royalties; based on an exchange rate of AUD/USD 0.70.
Sustaining capital expenditure (US$/t)		~4	Medium term average; +/- 50% in any given year. Includes South Flank; Excludes costs associated with automation programs.

Financial results
18 August 2020

43

BHP

BHP guidance (continued)

Coal	FY21e	Medium term	
Metallurgical coal production (Mt)	40 – 44	46 – 52	Expected deterioration in market outlook due to the impact of COVID-19.
Energy coal production (Mt)	22 – 24		NSWEC: 15 – 17 Mt; Cerrejón: ~7 Mt.
Capital and exploration expenditure (US$bn)	0.7		
Queensland Coal			
Production (Mt, 100% basis)	71 – 77		
Unit cash costs (US$/t)	69 – 75	58 – 66	Excludes freight and royalties; based on an exchange rate of AUD/USD 0.70.
Sustaining capital expenditure (US$/t)		~9	Medium term average; +/- 50% in any given year. Excludes costs associated with automation programs.

Other	FY21e		
Other capex (US$bn)	0.6		Includes Nickel West and Jansen.
Including: Jansen current scope (US$m)	~285		

Financial results
18 August 2020

44

BHP

Key Underlying EBITDA sensitivities
Approximate impact1 on FY21 Underlying EBITDA of changes of:    US$ million
US$1/t on iron ore price2     233
US$1/bbl on oil price3     32
US$1/t on metallurgical coal price     37
US¢1/lb on copper price2     32
US$1/t on energy coal price2     16
US¢1/lb on nickel price     1.6
AUD (US¢1/A$) operations4     124
CLP (US¢1/CLP) operations4     32
Notes:
1.    EBITDA sensitivities: assumes total volume exposed to price; determined on the basis of BHP’s existing portfolio.
2.    EBITDA sensitivities: excludes impact of equity accounted investments.
3.    EBITDA sensitivities: excludes impact of change in input costs across the Group.
4.    EBITDA sensitivities: based on average exchange rate for the period
Financial results
18 August 2020    45

Ore Reserves—Competent Person Statement
Competent Person Statement
The information in this presentation that relates to Nickel West Ore Reserves estimate as at 30 June 2020 is based on information prepared by the Competent Persons for each deposit in accordance with the Australian Securities Exchange Listing Rules Chapter t
2014 and Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012 (JORC Code). The Competent Persons are C Barclay for Leinster, Cliffs and Venus; D Brosztl and C Barclay for Mt Keith and Yakabindie.
M Menicheli is the Competent Person compiling the BHP Nickel West Ore Reserve figures from FY2011 to FY2019. The FY2011 and FY2012 Ore Reserves were first reported by the Company in accordance with the ‘Australasian Code for Reporting of Exploration
Results, Mineral Resources and Ore Reserves, 2004 and from FY2013 to FY2019 were first reported by the Company in accordance with the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves, December 2012’ in the
respective BHP and BHP Billiton Annual Reports, available to view on www.bhp.com.
All Competent Persons listed above are full-time employees of BHP and are current Members of the Australasian Institute of Mining and Metallurgy (MAusIMM). All Competent Persons have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking to qualify as a Competent Person as defined in the 2012 Edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. All Competent Persons
consent to the inclusion in this presentation of the matters based on their information in the form and context in which it appears.
Ore Reserves
Ore Reserves as presented are estimates reported in 100 per cent terms. All tonnes and quality information have been rounded, hence small differences may be present in the totals. No metallurgical recoveries have been applied to the calculation of contained nickel metal. Drill spacing used to define Ore Reserves classification and metallurgical recoveries are presented in footnotes (1) and (3) respectively. Total Ore Reserves presented in the graph on slide 31 is based on totals tabled on slide 46.
Nickel West Ore Reserves as at 30 June 2020
Proved Ore ReservesProbable Ore ReservesTotal Ore ReservesReserveBHP
Deposit (1) (2) (3)    Cut-off Ore TypeLifeInterest
Mt%NiMt%NiMt%NiktNi metal (years)%
Leinster (4)(5)    ≥0.40%Ni OC3.50.741.80.665.30.72388100
≥0.90%Ni    UG ––5.11.65.11.682
SP ––0.890.750.890.757
Mt Keith (6)    Variable between 0.35%Ni and 0.40%Ni OC650.57190.55840.5747915100
and ≥ 0.18% recoverable Ni    SP 6.20.580.900.457.10.5841
Cliffs (7)    ≥1.2%Ni UG0.101.91.02.01.12.0224100
Yakabindie (8)    ≥0.35%Ni OP1190.56440.611630.5792915100
Venus (9)    ≥0.9%Ni UG––9.31.59.31.514013100
(1) Approximate drill hole spacings used to classify the reserves were:     (4) Leinster—Ore Reserves includes operations and projects.
Deposit    Proved Reserves Probable Reserves(5) Leinster—The increase in OC Ore Reserves was due to improved resource classification which enabled increase conversion to
Leinster    25m × 25m 25m × 50m Ore Reserve. The decrease in the Reserve Life was due to an increase in the nominated production rate from 0.6Mtpa to 1.4Mtpa.
Mt Keith    40m × 40m 80m × 80mIncorporated within the Reserve Life calculation were OC and UG ore types, which contribute 3 years and 8 years respectively.
Cliffs    25m × 25m (and development) 25m × 25m(6) Mt Keith—The decrease in Ore Reserves was mainly due to depletion. The increase in Reserve Life was due to decrease in
Yakabindie    40m × 60m 80m × 60mnominated production rate from 8Mtpa to 6Mtpa.
Venus    25m x 25m 50m x 50m(7) Cliffs—The increase in Ore Reserves and Reserve Life was mainly due to an update in the mine design.
(2) Ore delivered    to the process plant. (8) Yakabindie—The increase in Ore Reserves was mainly due to an update in mine design.
(3) Metallurgical recoveries for the operations were:     (9) Venus – The increase in Ore Reserves and Reserve Life was mainly due to changes in mining method from Longhole Open
Deposit    Metallurgical Recovery Stope to Sub-Level Cave.
Leinster    Leinster UG: Approximately 88%, Leinster OC: Approximately 80%
Mt Keith    63%
Cliffs    83%
Yakabindie    63%
Venus    88%
Financial results
18 August 2020     46

Nickel West Total FY2011 to FY2020 Ore Reserves (100%    basis)
Financial    Proved Ore Reserves (Mt) Probable Ore Reserves(Mt) Total Ore ReservesBHP
Deposit    Year Interest
Mt %NiMt%NiMt%NiktNi %
Nickel West
2020    194 0.57820.782760.631740100
2019    182 0.57770.732580.611580100
2018    78 0.60520.731300.66852100
2017    86 0.62490.741350.66896100
2016    42 0.6470.77490.66323100
2015    53 0.6550.76580.67388100
2014    97 0.63140.641110.64706100
2013    106 0.68210.901270.72913100
2012    115 0.64270.891420.68969100
2011    141 0.62171.361580.701110100
Financial results
18 August 2020     47

Footnotes
1.    Slide 7: High Potential Injury frequency: number of injuries from events where there was the potential for a fatality per million hours worked, presented on a total operations basis.
2.    Slide 7: Based on the copper equivalent for major assets (Queensland Coal, WAIO, Petroleum and Escondida).
3.    Slide 10: Adjusted effective tax rate and Adjusted effective tax rate incl. royalties: excludes the influence of exchange rate movements and exceptional items.
4.    Slide 11: Price: net of price-linked costs.
5.    Slide 11: Controllable cash costs: Strong cost performance driven by consumption efficiencies at Escondida, net favourable inventory movements across our assets in line with mine plans and planned rebuilds for operational stability following drawdowns in the prior year supported by further reduction in overheads. This was partially offset by increased planned maintenance activities at a number of our assets during the year.
6.    Slide 12: Segment EBITDA: percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items (G&U includes Potash, Nickel West and closed mines previously reported in Petroleum reportable segment). Energy coal and Nickel have not been presented.
7.    Slide 12: Iron ore: unit cost, C1 unit cost excluding third party royalties, EBITDA margin and ROCE refer to Western Australia Iron Ore.
8.    Slide 12: WAIO C1 cost: excludes third party royalties, exploration expenses, depletion of production stripping, demurrage, exchange rate gains/losses, net inventory movements and other income.
9.    Slide 12: Petroleum: EBITDA margin excludes closed mines which is now reported within Group and unallocated items. ROCE excludes exploration and closed mines which is now reported within Group and unallocated items.
10.    Slide 12: FY21 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.70 and USD/CLP 769. Average exchange rates for FY20 of AUD/USD 0.67 and USD/CLP 771. FY20 unit costs at guidance exchange rates of AUD/USD 0.70 and USD/CLP 683.
11.    Slide 14: Dividend: represents final dividend determined by the Board for FY19 and paid in September 2019, and interim dividend determined by the Board for H1 FY20 and paid in March 2020.
12.    Slide 14: NCIs: dividends paid to non-controlling interests of US$1 billion predominantly relate to Escondida.
13.    Slide 15: Shareholder returns: dividends determined since FY16.
14.    Slide 15: Prior period comparatives have been restated to reflect the change in net debt calculation. Net debt was restated from US$9.2 billion to US$9.4 billion as at 30 June 2019.
15.    Slide 16: WAIO, Cerrejón, NSWEC & Petroleum Exploration: ROCE truncated for illustrative purposes.
16.    Slide 16: Antamina and Cerrejón: equity accounted investments; average capital employed represents BHP’s equity interest.
17.    Slide 16: External factors is not a comprehensive list of possible drivers for ROCE balances. Assets may have several external factors that impact the balance; this key is highlighting the largest external influence to the ROCE balance in FY20.
18.    Slide 20: Food security threatened by land degradation, water quality and availability, climate change impacts.
19.    Slide 20: Steep disincentive pricing (e.g. carbon price, taxes on non-sustainable forestry, nitrogen fertiliser run-off).
Financial results
18 August 2020    48

BHP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 18, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary